QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

Envestnet, Inc.
Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Oberon Financial Technology, Inc.	Delaware
NetAssetManagement, Inc.	Delaware
Envestnet Asset Management, Inc.	Delaware
Envestnet Institute, Inc.	Delaware
Envestnet Portfolio Solutions, Inc.	Delaware
Envestnet Securities, Inc.	Delaware
Envestnet Retirement Solutions, LLC.	Delaware
PMC International, Inc.	Colorado
Premier Advisors Fund, L.L.C.	Delaware
Envestnet Asset Management (India) Pvt. Ltd.	India
Placemark Holdings, Inc.	Delaware
Placemark Investments, Inc.	Delaware
Placemark Services, LLC	Delaware
Portfolio Management Consultants, Inc.	Colorado
Portfolio Brokerage Services, Inc.	Colorado
Poseidon Acquisition Sub, LLC	Delaware
Prima Capital Holding, Inc.	Colorado
Envestnet Asset Management Canada, Inc.	Quebec
Tamarac, Inc.	Washington

QuickLinks

  Exhibit 21.1